Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

30 October 2015

PRIMA BIOMED RAISES A$2.0 MILLION THROUGH PLACEMENT TO A LEADING AUSTRALIAN

INSTITUTIONAL INVESTOR

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX:PRR; NASDAQ:PBMD), a leading immuno-oncology company, announces that it has raised A$2.0 million via an equity placement at A$0.05 per ordinary share to a leading Australian institutional investor.

The proceeds will be used to fund Prima’s IMP321 clinical trial program and provide additional working capital that will fund the Company’s operations into 2017.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of various types of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is soluble LAG-3, is a T cell immunostimulatory factor for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (0) 422 534 755; mgregorowski@citadelmagnus.com